Exhibit 99

FROM:	Sun International
The Bahamas
Contact: John R. Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL COMMENCES TENDER OFFER
AND CONSENT SOLICITATION RELATING TO
9% SENIOR SUBORDINATED NOTES DUE 2007

PARADISE ISLAND, The Bahamas, May 8, 2002 – Sun International Hotels Limited (NYSE: SIH) (the “Company”) and its wholly owned subsidiary Sun International North America, Inc. (“SINA”) announced today that they are commencing a cash tender offer to purchase any and all of their outstanding 9% Senior Subordinated Notes due 2007. The tender offer is being made pursuant to an Offer to Purchase and Consent Solicitation Statement (the “Statement”) and a related Letter of Transmittal and Consent, dated May 8, 2002. The tender offer is scheduled to expire at midnight, New York City time, on June 4, 2002, unless extended to a later date or time or earlier terminated. In conjunction with the tender offer, the Company and SINA will be soliciting consents to proposed amendments to the indenture governing the notes. The proposed amendments would eliminate substantially all of the restrictive covenants and certain events of default from the indenture governing the notes. Holders that tender their notes will be required to consent to the proposed amendments, and holders that consent to the proposed amendments will be required to tender their notes.

Tenders of notes and deliveries of consents made on or prior to 5:00 p.m., New York City time, on Monday, May 20, 2002 (the “Consent Date”), may be withdrawn or revoked at any time on or before the Consent Date. Tenders of notes made after 5:00 p.m., New York City time, on Monday, May 20, 2002, may be withdrawn at any time until midnight, New York City time, on the expiration date for the tender offer, which is currently scheduled to be June 4, 2002.

Subject to conditions specified in the Statement, the total consideration to be paid for each properly delivered consent and validly tendered note received (and not properly revoked) on or prior to 5:00 p.m., New York City time, on Monday, May 20, 2002 and accepted for payment will be $1,045.00 per $1,000.00 of principal amount, plus accrued and unpaid interest. The total consideration for each note tendered includes an early consent premium of $20.00 per $1,000.00 of principal amount of notes payable only to those holders that tender their Notes on or prior to 5:00 p.m., New York City time, on Monday, May 20, 2002 (and do not withdraw their tender). Holders that tender their notes after that time but prior to the expiration of the tender offer will receive $1,025.00 per $1,000.00 of principal amount of notes validly tendered and accepted for payment, plus accrued and unpaid interest.

The tender offer is conditioned upon the satisfaction of a financing condition, a consent under the Company’s existing revolving credit facility, a minimum tender condition, as well as other general conditions. If the tender offer is consummated, the Company and SINA intend promptly thereafter to call for redemption, in accordance with the terms of the indenture governing the notes, all notes that remain outstanding, at the applicable redemption price of $1,045.00 per $1,000.00 of principal amount thereof, plus interest accrued to the redemption date.

Copies of the tender offer and consent solicitation documents can be obtained by contacting D. F. King & Co., Inc., the Tabulation Agent and Information Agent for the consent solicitation, at 800-848-3416 (toll free) and 212-269-5550 (extension 6832).

Bear, Stearns & Co. Inc. is acting as Dealer Manager for the tender offer and Solicitation Agent for the consent solicitation. Questions concerning the tender offer and consent solicitation may be directed to Bear, Stearns & Co. Inc., Global Liability Management Group, at 877-696-2327 (toll free).

This press release is not an offer to purchase nor a solicitation of acceptance of the offer to purchase, which may be made only pursuant to the terms of the Offer to Purchase and related Letter of Transmittal and Consent. The consent solicitation is being made solely by the Offer to Purchase and Consent Solicitation Statement dated May 8, 2002, and related documents (as may be amended from time to time), and those documents should be consulted for additional information regarding delivery procedures and the conditions of the tender offer and consent solicitation. This press release shall not constitute a notice of redemption of the notes.

About the Company

Sun International Hotels Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. Our flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. We also developed and receive certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast. In our luxury resort hotel business, we operate eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas. For more information concerning Sun International Hotels Limited and its operating subsidiaries, visit our website at www.sunint.com.

Inquiries should be directed to John R. Allison, Executive Vice President – Chief Financial Officer of Sun International Hotels Limited, at +1.242.363.6016.

Certain statements and information included in this release constitute “forward looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the companies to be materially different from any future results, performance, or achievements expressed or implied in such forward looking statements. Additional discussion of factors that could cause actual results to differ materially from management’s projections, forecasts, estimates and expectations is contained in the companies’ SEC filings.